Business of the Annual Meeting
1. Receipt of the Consolidated Financial Statements
The consolidated financial statements of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2005, together with the reports of the auditor and the actuary on those statements, are found on pages 93 to 145.
2. Election of the Board of Directors
The 14 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Board of Directors”. All of the nominees are currently Directors of the Company. Kevin E. Benson resigned as a Director effective September 30, 2005 as a result of increased time commitment in his role as President and CEO at Laidlaw International, Inc. Michael H. Wilson resigned as a Director effective February 28, 2006 as a result of being appointed the Canadian Ambassador to the U.S. Mr. Benson and Mr. Wilson are not standing for re-election.
Each successful nominee will be elected to the Board of Directors for a term of one year, which expires at the Company’s Annual Meeting in 2007.
Directors’ attendance at Board and committee meetings held in 2005 is set forth in the background information for each Director nominee under the “Board of Directors” section.
3. Appointment of Auditors
The Board of Directors propose that the firm of Ernst & Young LLP be appointed as auditor for the 2006 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. For 2005, fees charged by Ernst & Young LLP to the Company and its subsidiaries were $20.1 million, compared with $26.3 million in 2004.

	Year ended	Year ended
	December 31, 2005	December 31, 2004
	(in millions)	(in millions)

Audit fees	$18.8	$23.9
Audit-related fees	0.6	1.1
Tax fees	0.6	0.9
All other fees	0.1	0.4

	$20.1	$26.3

Note: All figures reported in this Proxy Circular and the Annual Report are in Canadian currency, unless otherwise indicated.
Audit Fees
Fees for audit services totalled approximately $18.8 million in 2005 and approximately $23.9 million in 2004, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.
Audit-Related Fees
Fees for audit-related services totalled approximately $0.6 million in 2005 and approximately $1.1 million in 2004. Audit-related services include consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.
Tax Fees
Fees for tax services totalled approximately $0.6 million in 2005 and approximately $0.9 million in 2004. Fees for tax services include tax compliance, tax planning and tax advice services.
All Other Fees
Fees for all other services not included above totalled approximately $0.1 million in 2005 and $0.4 million in 2004.
The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
          8      MFC Proxy Circular

Board of Directors
The following charts provide information on the nominees proposed for election to the Board of Directors of the Company. Included in these charts is information relating to the Directors’ committee memberships, meeting attendance, public board memberships and equity ownership. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Arthur R. Sawchuk
Age: 70
Toronto, ON Canada
Director Since[1]: 1993
Independent[2]

Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman after almost six years as Chairman, President and Chief Executive Officer and 40 years at DuPont Canada in various managerial positions. Mr. Sawchuk holds a B.Sc. in Mechanical Engineering from the University of Manitoba and is currently a member of the Association of Professional Engineers of Ontario. He also serves as a director of the Canadian Institute for Advanced Research.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Bowater Inc.	1998 – Present
Audit and Risk Management	5 of 5	100%	Manitoba Telecom Services Inc.	1997 – Present
Conduct Review and Ethics	3 of 3	100%
Corporate Governance and Nominating (Chair)	5 of 5	100%
Management Resources and Compensation (Vice Chair)	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	21,625	15,907	37,532	$ 2,793,882

					$ 300,000

2005	22,000	12,796	34,796	$ 2,007,729

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	5,000	$ 43.75	5,000	$ 153,450

Dominic D’Alessandro
Age: 59
Toronto, ON Canada
Director Since[1]: 1994
Not Independent
(Management)

Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, Manulife Financial has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro holds a B.Sc. (Physics and Mathematics) from Loyola College. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He was made an Officer of the Order of Canada in 2003.

Board/Committee Membership:	Attendance[3]:			Public Board Membership During Last Five Years:

Board of Directors	7 of 7	[10]	100%	Hudson’s Bay Company	1996 – 2003
Audit and Risk Management	5 of 5		100%	Trans Canada Pipelines	2000 – 2003
Conduct Review and Ethics	3 of 3		100%
Corporate Governance and Nominating	3 of 3	[10]	100%
Management Resources and Compensation	6 of 6		100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	281,250	330,248	611,498	$ 45,519,911

					$ 6,600,000

2005	281,250	277,572	558,822	$ 32,244,029

Options Held: See Statement of Executive Compensation Section

          12      MFC Proxy Circular

John M. Cassaday
Age: 52
Toronto, ON Canada
Director Since[1]: 1993
Independent[2]

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999. Corus is Canada’s leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an MBA (Dean’s List) from The Rotman School of Management at the University of Toronto. Mr. Cassaday is Chairman of the Board of St. Michael’s Hospital.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance and Nominating	5 of 5	100%	Sysco Corporation	2004 – Present
			Loblaw Companies Limited	1997 – 2004
			Masonite International Corporation	1992 – 2005

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	20,000	10,218	30,218	$ 2,249,428

					$ 300,000

2005	20,000	7,977	27,977	$ 1,614,273

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Lino J. Celeste
Age: 68
Saint John, NB Canada
Director Since[1]: 1994
Independent[2]

Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a charitable organization.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Aliant Inc.	1999 – 2002
Audit and Risk Management	5 of 5	100%
Conduct Review and Ethics	3 of 3	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	6,300	5,557	11,857	$ 882,635

					$ 300,000

2005	6,300	4,291	10,591	$ 611,101

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Gail C.A. Cook-Bennett
Age: 65
Toronto, ON Canada
Director Since[1]: 1978
Independent[2]

Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board, a Crown corporation that invests the reserve fund of the Canada Pension Plan. Dr. Cook-Bennett holds a BA (Honours) from Carleton University, and a PhD (Economics) from the University of Michigan. She has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Canadian Group of the Trilateral Commission and an active volunteer in several organizations. She holds a Doctor of Laws Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors. Dr. Cook-Bennett has extensive experience as a corporate director, chairing audit and pension committees, and serving on executive, investment, finance, governance and compensation committees.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Canada Pension Plan Investment	1998 – Present
Management Resources and Compensation	5 of 6	83%	Board
			Emera Inc.	2004 – Present
			Petro-Canada[11]	1991 – Present
			Transcontinental Inc.	1998 – 2004

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	7,500	4,100	11,600	$ 863,504

					$ 300,000

2005	7,500	4,023	11,523	$ 664,877

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

MFC Proxy Circular       13

Thomas P. d’Aquino
Age: 65
Ottawa, ON Canada
Director Since: 2005
Independent[2]

Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	4 of 4[12]	100%	CGI Inc.	2006 – Present
Management Resources and Compensation	4 of 4[12]	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	1,800	1,563	3,363	$ 250,342[12]

					$ 300,000

2005	1,800	0	1,800	$ 103,860

Options Held: Nil[12]

Richard B. DeWolfe[13]
Age: 62
Westwood, MA U.S.A.
Director Since: 2004
Independent[2]

Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory and a director of The National Conference for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	John Hancock Financial Services, Inc.	2002 – 2004
Audit and Risk Management	5 of 5	100%
Conduct Review and Ethics	3 of 3	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	7,000	10,493	17,493	$ 1,302,179

					$ 300,000

2005	5,058	2,280	7,338	$ 423,403

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

May 8, 2002	June 14, 2005	17,779[14]	US$ 25.59	0	–

Robert E. Dineen, Jr.
Age: 65
New York, NY U.S.A.
Director Since[1]: 1999
Independent[2]

Robert Dineen is of counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Nova Chemicals Corporation	1998 – Present
Audit and Risk Management	5 of 5	100%
Conduct Review and Ethics	3 of 3	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	14,500	15,558	30,058	$ 2,237,518

					$ 300,000

2005	14,500	12,482	26,982	$ 1,556,861

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

          14      MFC Proxy Circular

Pierre Y. Ducros
Age: 66
Montreal, QB Canada
Director Since[1]: 1999
Independent[2]

Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Cognos Incorporated	1986 – Present
Corporate Governance and Nominating	5 of 5	100%	Emergis Inc.	1998 – Present
			Nstein Technologies Inc.	2002 – Present
			Rona Inc.	2005 – Present
			Telus	2005 – Present
			Alliance Atlantis Communications Inc.	1997 – 2001
			BAE Systems Canada Inc.	1999 – 2001
			eNGENUITY Technologies Inc.	2002 – 2005
			NovAtel Inc.	1999 – 2001

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	27,800	10,936	38,736	$ 2,883,508

					$ 300,000

2005	27,800	8,633	36,433	$ 2,102,184

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Allister P. Graham
Age: 69
Toronto, ON Canada
Director Since[1]: 1996
Independent[2]

Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited, a food distributor. Currently, he serves as the Chairman and interim Chief Executive Officer of Nash Finch Company, a U.S. wholesale/ retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Associated Brands Income Trust	2002 – Present
Audit and Risk Management	5 of 5	100%	Nash Finch Company (U.S.A.)	1992 – Present
Conduct Review and Ethics	3 of 3	100%	Dylex Ltd.[15]	1997 – 2001

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	25,224	10,721	35,945	$ 2,675,746

					$ 300,000

2005	25,224	8,269	33,493	$ 1,932,546

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Thomas E. Kierans
Age: 65
Toronto, ON Canada
Director Since[1]: 1990
Independent[2]

Thomas Kierans is the Chairman of The Canadian Journalism Foundation. Mr. Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of Chicago. Mr. Kierans has also been Chairman of CSI-Global Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervisors, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.).

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Petro-Canada[11]	1991 – Present
Audit and Risk Management (Chair)	5 of 5	100%	BCE Inc.	1999 – 2004
Conduct Review and Ethics (Chair)	3 of 3	100%	Inmet Mining Corporation	1996 – 2004
Corporate Governance and Nominating	5 of 5	100%	IPSCO Inc.	1993 – 2003
			Moore Corporation Limited	1997 – 2001
			Teleglobe Inc.[16]	1999 – 2002
			Telesat Canada	1999 – 2004

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	30,681	0	30,681	$ 2,283,894

					$ 300,000

2005	30,681	0	30,681	$ 1,770,294

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

MFC Proxy Circular       15

Lorna R. Marsden
Age: 64
Toronto, ON Canada
Director Since[1]: 1995
Independent[2]

Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including Canada World Youth.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Westcoast Energy Inc.	1995 – 2002
Management Resources and Compensation	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	19,332	5,179	24,511	$ 1,824,599

					$ 300,000

2005	19,332	4,047	23,379	$ 1,348,968[17]

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Hugh W. Sloan, Jr.
Age: 65
Bloomfield Village, MI U.S.A.
Director Since[1]: 1985
Independent[2]

Hugh Sloan is Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Wescast Industries Inc.	1998 – Present
Corporate Governance and Nominating	5 of 5	100%	Virtek Vision International, Inc.	2000 – 2005
Management Resources and Compensation (Chair)	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	7,210	8,257	15,467	$ 1,151,363

					$ 300,000

2005	7,210	6,622	13,832	$ 798,106

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Gordon G. Thiessen
Age: 67
Ottawa, ON Canada
Director Since[1]: 2002
Independent[2]

Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen holds a BA (Honours), an MA from the University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	7 of 8	87%	IPSCO Inc.	2001 – Present
Management Resources and Compensation	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	0	9,300	9,300	$ 692,292

					$ 300,000

2005	0	7,034	7,034	$ 405,862

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

[1]	“Director Since” refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Independent” refers to the standards of independence established under Section 2 of the New York Stock Exchange Corporate Governance Rules, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101.

[3]	It is the policy of the Company that Directors attend all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 15, 2006 and March 16, 2005, respectively.

[5]	“DSUs” refers to the number of deferred share units held by the Director as of March 15, 2006 and March 16, 2005, respectively.

[6]	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 15, 2006 ($74.44) and March 16, 2005 ($57.70) respectively, times the number of Common Shares and DSUs outstanding as of March 15, 2006 and March 16, 2005.
          16      MFC Proxy Circular

[7]	All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares and DSUs are considered equity for this purpose, while stock options are not. Directors must take compensation in DSUs until the minimum threshold is met (see “Director Compensation” in the “Statement of Corporate Governance Practices”). The minimum required for Dominic D’Alessandro, as President and CEO, is equal to five times his base salary. Mr. D’Alessandro meets this requirement. The amount shown is five times his 2006 base salary (see “Report on Executive Compensation” under “Executive Share Ownership Guidelines”).

[8]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the day prior to the grant date.

[9]	The “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 15, 2006 and the exercise price of the options multiplied by the number of unexercised options on March 15, 2006.

[10]	Dominic D’Alessandro is not a member of the Board committees. He attends committee meetings at the invitation of the Chair. One Board meeting and two Corporate Governance and Nominating Committee meetings were for independent Directors only.

[11]	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the Board of Petro-Canada.

[12]	Thomas P. d’Aquino was elected a Director as of May 5, 2005. Mr. d’Aquino has until May 4, 2010 to meet his share ownership requirements. Mr. d’Aquino was not a Director on the date of the July 2, 2002 Option Grant.

[13]	Richard B. DeWolfe was a director of Response U.S.A., Inc. (“Response”) until October 2000. In May of 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

[14]	Richard B. DeWolfe was not a Director of the Company on the date of the July 2, 2002 Option Grant. Mr. DeWolfe was granted stock options under the John Hancock Non-Employee Directors’ Long-Term Incentive Plan, which were converted into stock options of the Company following the merger with John Hancock Financial Services, Inc. On May 17, 2005, Mr. DeWolfe exercised these options and sold 15,837 of the 17,779 Common Shares issued upon this exercise.

[15]	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001 Dylex initiated proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and certain creditors filed petitions in bankruptcy. In September 2001 a receiving order was made against Dylex and a trustee in bankruptcy was appointed.

[16]	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

[17]	Lorna R. Marsden also owns 20,000 Non-Cumulative Class A Shares, Series 1 of the Company.
MFC Proxy Circular       17

Schedule “A”
Statement of Corporate Governance Practices
The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).
The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Requirement	Comply	Governance Practice

Mandate of the Board of Directors Insurance Companies Act Governance Instrument NYSE Rules	✓	• The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and are communicated to Directors through the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial. The Mandate of the Board is as follows:
– Understanding and meeting the duties and performance standards expected of the Board and each Director under (i) the Company’s governing statute, the Insurance Companies Act; (ii) other applicable statutes and regulatory regimes; and (iii) the expectations of shareholders and stakeholders of the Company.
– Adopting a strategic planning process and annually approving a strategic business plan for the Company under which the Board reviews (i) the opportunities and risks of the Company’s businesses; (ii) the operational structure of the Company and its subsidiaries, including thorough review of the Company’s lines of business; and (iii) frequent input from management on the continuing development of and the Company’s performance against the strategic plan.
– Monitoring appropriate procedures for identifying the principal risks of the Company’s business, implementing appropriate systems to address these risks and receiving frequent updates on the status of risk management activities and initiatives.
– Supervising the succession planning processes at the Company, including the selection, appointment, development, evaluation and compensation of the Chair of the Board, Chief Executive Officer (“CEO”), Board members and the senior management team.
– Satisfying itself as to the integrity of the CEO and executive officers and the creation of a culture of integrity throughout the Company. Promoting that culture of integrity both through the actions of the Board and its individual Directors and through the Board’s interaction with and expectations of management.
– Ensuring the integrity of the Company’s internal controls and management information systems by establishing appropriate internal and external audit and control systems and by receiving frequent updates on the status of those systems.
– Considering and approving all Company activities relating to major capital expenditures, raising capital, allocation of resources to the Company’s lines of business, organizational restructurings and other major financial activities as set out in the Company’s Administrative Resolutions and Investment Policy.

          48      MFC Proxy Circular

Requirement	Comply	Governance Practice

– Regularly reviewing the Company’s Disclosure Policy and approving all material disclosure items prior to disclosure in accordance with the Disclosure Policy.
– Overseeing the development of the Company’s approach to corporate governance.
– Developing and communicating the Board’s expectations to individual Directors as they are updated and refined.
– Receiving feedback from stakeholders via shareholder proposals, communications to the non-management group of Directors (which may be sent to the independent Chair of the Board, c/o the Corporate Secretary) and review of any concerns received under the Protocol for Receipt and Treatment of Complaints and Employee Concerns.

Independence of the Board Audit Committee Instrument Governance Instrument NYSE Rules SOX	✓	• The Board annually reviews the independence of the Directors. To assist in determining the independence of the Directors, all Directors are required to complete a questionnaire relating to their Company shareholdings and business relationships.
•    All but one member of the current Board is independent under Section 2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the Governance Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO.
• The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as independent.

Independence of the Chair of the Board Governance Instrument NYSE Rules	✓	• The positions of Chair and CEO are separate.
•    The Chair is an independent Director.
• The Chair’s mandate is to ensure that the Board carries out its responsibilities effectively and separately from management.

Board Composition Insurance Companies Act Governance Instrument NYSE Rules	✓	• The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board. The Governance Committee:
    – Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria.
    – Maintains a Directors’ Matrix identifying the required skills and characteristics of the Directors.
    – Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.
    – Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.
– Maintains an evergreen list of candidates for the Board and delegates to the Chair the responsibility for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.
• The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by the holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

MFC Proxy Circular       49

Requirement	Comply	Governance Practice

Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors Governance Instrument NYSE Rules	✓	• Position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO, the Board of Directors and individual Directors can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.
• The Charter of the Board of Directors can be found on the Corporate Governance page of the Company’s website and is available on request from the Corporate Secretary.

Director Information, Education and Orientation Governance Instrument	✓	• The Company provides an orientation program for new Directors, as well as an ongoing continuing education program for all Directors. The orientation program includes:

    – New Director’s Welcome Package which provides information about the Company, the Proxy Circular, Annual Report, Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements from insurance and securities regulators.
– Directors’ Manual which provides a comprehensive outline of the duties and responsibilities, the structure and the committees of the Board. The Directors’ Manual includes the charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies and the Code of Business Conduct and Ethics and a Glossary of Terms.
– New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.
• The Company provides a continuing education program which includes:
– Directors’ seminars and divisional presentations to the Board, to provide in-depth reviews of key businesses and functions. In 2005, seminars included: U.S. long-term care and fixed income businesses; Manulife Bank; U.S. mutual funds, annuities and life insurance business; risk management; trends in executive compensation; and the John Hancock Life Insurance Division’s distribution strategy.
– On-site visits to the Company’s operations. In recent years, Directors have visited the Company’s Canadian operations in Kitchener-Waterloo and the Company’s U.S. operations in Boston. In 2006 the Directors will visit the Company’s Asian operations.
– Directors may seek additional professional development education at the expense of the Company.

Board Access to Management Governance Instrument NYSE Rules	✓	• The Company provides both formal and informal means for the Board to interact with management. Directors have access to management to discuss matters that they may wish to pursue.

          50      MFC Proxy Circular

Requirement	Comply	Governance Practice

Board Committee Membership Standards Audit Committee Instrument Governance Instrument NYSE Rules	✓	• The Board relies heavily on its committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:
    – All committees are comprised solely of independent Directors.
    – Each committee has a written charter setting out its responsibilities. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.
    – Each committee is required to report and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.
    – Each committee is required to review its performance and its charter annually.
– The Board reviews and rotates the membership of its committees.

Audit and Risk Management Committee Audit Committee Instrument Insurance Companies Act Governance Instrument NYSE Rules SOX	✓	• The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than three other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.
•    Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.
•    The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member appointed by the Audit Committee for this purpose.
•    The Board reviews annually the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and possess the necessary qualifications to be designated as Audit Committee Financial Experts.
•    The Audit Committee has direct communication, including separate meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, management and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada).
• The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

MFC Proxy Circular       51

Requirement	Comply	Governance Practice

Conduct Review and Ethics Committee Insurance Companies Act Governance Instrument	✓	• The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.
• The mandate of the Ethics Committee includes an annual review of the Company’s Code of Business Conduct and Ethics and a review of the Company’s compliance with legal requirements.

Management Resources and Compensation Committee Governance Instrument NYSE Rules	✓	• The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:
    – Approving the appointment of and providing proper development, compensation and review of senior management.
    – Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.
– Reviewing annually the compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance Governance Instrument NYSE Rules	✓	• The Governance Committee is responsible for assisting the Board in overseeing the Company’s corporate governance program, including:
    – Recommendation of governance policies, practices and procedures to the Board for its consideration and approval.
    – Regular review of the structure, mandate and composition of the Board and Board committees and annual approval of the Company’s Statement of Corporate Governance Practices.
– In 2005, the Governance Committee recommended for approval by the Board a policy whereby Directors who do not receive a majority of votes in favour will be required to submit their resignation to the Governance Committee, and the Board will, in the absence of extenuating circumstances, accept the resignation.

Independent Directors’ Meetings Governance Instrument NYSE Rules	✓	• Each meeting of the Board and of its committees is followed by an in camera meeting, at which the independent Chair of the Board or the independent Chair of one of the committees of the Board acts as Chair. Non-independent Directors and management do not attend.
•    Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.
• The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2005, one such meeting was held among the independent Directors.

Retention of Outside Advisors by Directors Audit Committee Instrument Governance Instrument NYSE Rules	✓	• The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.
•    The Governance, Compensation and Audit Committees retained outside advisors in 2005.
• Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee, with the approval of the Governance Committee.

          52      MFC Proxy Circular

Requirement	Comply	Governance Practice

Director Compensation Governance Instrument NYSE Rules	✓	• The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. During 2005, the Board engaged Mercer Human Resource Consulting, a recognized, independent external consultant to provide advice and guidance on executive and Director compensation issues. In 2005, this included leading a Directors’ education session on long-term management compensation. Mercer provides pension consulting, administration and actuarial services to Manulife in Canada, Japan and the UK. In addition, Mercer provides benefits consulting to Manulife in the U.S.
•    Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take compensation in shares or DSUs until minimum holdings are met.
• No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

Board and CEO Evaluation Governance Instrument NYSE Rules	✓	• The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chairman and the Directors. The process includes:
    – Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.
    – Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.
    – The Board and Board committees are assessed against their mandates and charters.
    – Contributions of individual Directors are assessed against the Directors’ Matrix setting out the skills each individual Director is expected to provide.
    – The assessments of the Board, the committees and the Directors focus on identifying areas for improvement.
    – The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans.
    – Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s plan for improvement.
    – Review of overall size and operation of the Board and its committees to ensure that they operate effectively.
    – Annual determination of whether a Director’s ability to serve the Company is not impaired by external obligations or by changes in his or her principal occupation or country of residence.
    – A normal retirement age of 72.
• Annually, the Governance Committee and the CEO set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Governance Committee based on these objectives and on the Company’s performance.

MFC Proxy Circular       53

Requirement	Comply	Governance Practice

Code of Business Conduct and Ethics Governance Instrument NYSE Rules SOX	✓	• The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers and employees, as well as others who perform services for or on behalf of the Company.
•    The Code complies with the requirements of the NYSE Rules, the SEC Rules and the Governance Instrument.
•    The Code is available on the Company’s website.
•    Annually, the Board reviews the Code with the assistance of the Ethics Committee.
• All employees of the Company, including the CEO, and the Board of Directors, annually sign an acknowledgement confirming their commitment to the Code and declare any material interest or conflict.

CEO and CFO Certification of Financial Statements Certification Instrument NYSE Rules SOX	✓	• The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.
•    The CEO also provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.
• The Company also submits Written Affirmations as required by the NYSE Rules.

Communication Policies Governance Instrument SOX	✓	• Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.
•    The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.
•    The Company shares information with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.
•    The Investor Relations department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.
•    The Company’s website www.manulife.com features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.
• Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

          54      MFC Proxy Circular

Principal Subsidiaries
The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2005	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

The Manufacturers Life Insurance Company	100	$11,947	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services

Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company

Manulife Holdings (Delaware) LLC	100			Holding company

The Manufacturers Investment Corporation	100			Holding company

John Hancock Life Insurance Company (U.S.A.)	100			U.S.-based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York

John Hancock Life Insurance Company of New York	100			Provides group pension, individual annuities and life insurance products in the State of New York

John Hancock Investment Management Services, LLC	95			Investment advisor

Manulife Reinsurance Limited	100			Provides financial reinsurance

Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company

Manufacturers P&C Limited	100			Provides property and casualty and financial reinsurance

Manufacturers Life Reinsurance Limited	100			Provides life and financial reinsurance

Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company

Manulife (International) Limited	100			Life insurance company serving Hong Kong

Manulife-Sinochem Life Insurance Co. Ltd.	51			Chinese life insurance company

Manulife Asset Management (Asia) Limited	100			Holding company

Manulife Asset Management (Hong Kong) Limited	100			Hong Kong investment management and advisory company marketing mutual funds

P.T. Manulife Aset Manajemen Indonesia	85			Indonesian investment management and advisory company marketing mutual funds

Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company

Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company

FNA Financial Inc.	100		Toronto, Canada	Holding company

Elliott & Page Limited	100			Investment counseling, portfolio and mutual fund management in Canada

First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company

NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties

Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations

Regional Power Inc.	83.5		Montreal, Canada	Operator of hydro-electric power projects

MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations

Manulife Life Insurance Company	100			Japanese life insurance company

P.T. Asuransi Jiwa Manulife Indonesia	80		Jakarta, Indonesia	Indonesian life insurance company

The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company

Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company

Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company

Manulife Insurance (Thailand) Public Company Limited	97.5		Bangkok, Thailand	Thai life insurance company

Manulife Europe Ruckversicherungs- Aktiengesellschaft	100		Cologne, Germany	European property and casualty reinsurance company

MFC Global Fund Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds

Manulife Alberta Limited	100		Calgary, Canada	Holding company for European financing subsidiary

MREFCP Trust	100		Toronto, Canada	Real estate trust

Manulife Property Limited Partnership	99		Toronto, Canada	Investments limited partnership

Manulife Securities Limited Partnership	99		Toronto, Canada	Investments limited partnership

150      Principal Subsidiaries

As at December 31, 2005	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

John Hancock Holdings (Delaware) LLC	100	$13,610	Wilmington, Delaware, U.S.A.	Holding company

John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S.-based financial services company that offers a diverse range of financial protection products and wealth management services

John Hancock Variable Life Insurance Company	100			U.S.-based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York

P.T. Asuransi Jiwa John Hancock Indonesia	96			Indonesian life insurance company

Independence Declaration Holdings LLC	100			Holding company

Declaration Management & Research LLC	100			Provides institutional investment advisory services

John Hancock Subsidiaries LLC	100			Holding company

John Hancock Financial Network, Inc.	100			Financial services distribution organization

The Berkeley Financial Group, LLC	100			Holding company

John Hancock Funds LLC	100			Mutual fund company

Hancock Natural Resource Group Inc.	100			Manager of globally diversified timberland portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments

Independence Management Holdings LLC	100			Holding company

Independence Investment LLC	100			Provides institutional investment advisory services

First Signature Bank & Trust Company	100		Portsmouth, New Hampshire, U.S.A.	New Hampshire bank

John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

Manulife Insurance (Malaysia) Berhad	45.9			Malaysian life insurance company

John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock Tianan Life Insurance Company	50			Chinese life insurance company

John Hancock Canadian Holdings Limited	100		Halifax, Canada	Holding company

Old Maritime Corporation Limited	100			Holding company

Principal Subsidiaries       151